09042759

SEC Mail Processing Section

NOV 19 2009

Washington, DC
110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

na 11/25

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Fenton Building, Suite 200
(No. and Street)

Jamestown (City) New York (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Ekback (716) 484-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brock, Schechter & Polakoff, LLP
(Name – *if individual, state last, first, middle name*)

726 Exchange Street, Suite 822; (Address) Buffalo, (City) New York (State) 14210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 11/27

OATH OR AFFIRMATION

I, John E. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co., Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title President

Notary Public

DANIELLE M. CEDERQUIST
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN CHAUTAUQUA COUNTY
01CE6066489
MY COMMISSION EXPIRES NOV.18, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BODELL OVERCASH ANDERSON & CO., INC.

Financial Statements
September 30, 2009

(SEC. I.D. NO. 8-05148)
Statement of Financial Condition
as of September 30, 2009
and Independent Auditors' Report and
Supplemental Report on Internal Control Structure

* *

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BROCK, SCHECHTER & POLAKOFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Shareholders
Bodell Overcash Anderson & Co., Inc.

We have audited the statement of financial condition of Bodell Overcash Anderson & Co., Inc. as of September 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material aspects, the financial condition of Bodell Overcash Anderson & Co., Inc. at September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page seven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brock, Schechter & Polakoff LLP

October 22, 2009
Buffalo, New York

726 Exchange Street • Suite 822 • Buffalo, New York 14210 • Tel: (716) 854-5034 • Fax: (716) 854-7195 • www.bspcpa.com
80 N. Main Street • Wellsville, New York 14895 • Tel: (585) 593-5011
2225 Sheppard Avenue East • Suite 1001, Atria III • Toronto, Ontario M2J 5C2 • Canada • Tel: (416) 498-6520

BROCK, SCHECHTER & POLAKOFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

October 22, 2009

Bodell Overcash Anderson & Co., Inc.
One Fenton Building
Jamestown, New York

Dear Sirs:

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., Inc. (the Company) as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for mutual fund securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

726 Exchange Street • Suite 822 • Buffalo, New York 14210 • Tel: (716) 854-5034 • Fax: (716) 854-7195 • www.bspcpa.com
80 N. Main Street • Wellsville, New York 14895 • Tel: (585) 593-5011
2225 Sheppard Avenue East • Suite 1001, Atria III • Toronto, Ontario M2J 5C2 • Canada • Tel: (416) 498-6520

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on October 22, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Sincerely,

Brock, Schechter & Polakoff LLP

Brock, Schechter & Polakoff, LLP
Buffalo, New York
October 22, 2009

Statement of Financial Condition
September 30, 2009

Assets

Cash	$ 117,614
Cash - special account for the benefit of customers	8,688
Advances to employees	4,966
Commissions receivable	66,955
Prepaid expenses	10,855
Note receivable, employee	3,363
Deposit with clearing organization	10,000
Security deposit	1,400
Investments	6,315
Equipment and Improvements, at cost less accumulated depreciation of $29,088	15,717
Total Assets	$ 245,873

Liabilities and Shareholders' Equity

Liabilities	
Accounts payable	$ 13,210
Accrued expenses	110,777
Total liabilities	123,987
Shareholders' Equity	
Common stock - no par value, authorized 200 shares, issued and outstanding 76 shares	43,500
Additional paid in capital	3,436
Accumulated other comprehensive income	3,062
Retained earnings	71,888
Total shareholders' equity	121,886
Total liabilities and shareholders' equity	$ 245,873

The accompanying notes to financial statements are an integral part of these statements

1. Summary of Significant Accounting Policies

Nature of Operations
The Company is a fully disclosed broker and dealer in securities clearing all trades, with the exception of mutual funds, through First Southwest Company. The Company was founded in Jamestown, New York in 1970 and has offices in Jamestown, Fredonia and Lockport, New York. Prior to January 1, 2004, the Company was a self clearing broker and dealer in securities.

Segregated Cash
Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Customers' Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis.

Property and equipment
Property and equipment are recorded at cost and are being depreciated using the straight-line method over the following estimated useful lives:

Equipment	5-10 years
Leasehold improvements	39 years

Depreciation expense charged to operations for the year ended September 30, 2009 was $5,694. Maintenance and repairs are charged to income while major renewals and improvements are capitalized.

Income Taxes
The Company follows the practice of providing for income taxes based on amounts reportable for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events
The Company has evaluated for subsequent events through the date of the independent auditors' report, which is the date the financial statements were made available to be issued.

Uncertain Tax Positions
Management has elected to defer the application of Financial Accounting Standards Board Codification (FASC) No. 740-10-25-6, *Income Taxes*, in accordance with FASC No. 740-10-65-1. The Company will continue to follow FASC No. 450, *Contingencies*, until it adopts FASC No. 740-10-25-6.

2. Cash Segregated Under Federal Regulations

Cash of $8,688 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Note Receivable – Employee

The Company entered into an unsecured loan agreement with an employee for a total of $7,000 receivable in sixty monthly installments of $143 including interest at 6 percent per annum. The outstanding balance at September 30, 2009 was $3,363.

4. Investments

Investments consist of available for sale common stocks. All investments are carried at fair market value using quoted active market prices and are measured on a recurring basis. Bodell Overcash Anderson & Co., Inc. has the following portfolio of investments:

	September 30, 2009		
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current			
Common stock	$ 6,315	$ 3,062	$ -

Net unrealized holding losses on available for sale securities in the amount of $2,856 have been included in other comprehensive income.

5. Equipment and Improvements

Equipment and improvements consist of the following:

	September 30, 2009
Equipment	$ 39,261
Improvements	5,544
Less: accumulated depreciation	(29,088)
Equipment and improvements - net	$ 15,717

6. Profit Sharing Plan

The Company has a qualified profit sharing plan for eligible employees of the Company. The Company's contribution to the plan, as determined by the Board of Directors on a yearly basis, is discretionary but may not exceed 15 percent of the annual compensation paid to all participating employees. The Company's contribution to the profit sharing plan for the year ended September 30, 2009 was $64,830.

7. Net Capital Provision

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. Net capital and the related ratio of aggregate indebtedness to net capital (both as defined) may fluctuate on a daily basis. At September 30, 2009, the Company had net capital and net capital requirements of approximately $84,613 and $50,000, respectively. The Company's net capital ratio of aggregate indebtedness to net capital which may not exceed 15 to 1 under Rule 15c3-1 was 1.47 to 1.00 at September 30, 2009.

8. Income Taxes

Income taxes consist of the following at September 30, 2009:

Provision for (benefit from) Federal Income tax	$ (394)
Provision for NYS Franchise tax	341
Total	$ (53)

9. Operating Leases

On September 1, 2008, the Company entered into a three-year operating lease agreement for its Jamestown, New York office with monthly payments of $1,600. The lease expires August 2011.

On August 22, 2005, the Company entered into a five-year operating lease agreement for its Fredonia, New York office with monthly payments of $700. The lease expires September 2010.

On October 1, 2008, the Company entered into a two-year operating lease for its Lockport, New York office. Monthly payments are $1,075 for the first year and increasing to $1,131 for the second year. The monthly payments include base rent of $949 and $999, respectively, as well as the tenant's share of operating expenses in the amount of $126 and $132, respectively.

On October 1, 2008, the Company entered into a three-year operating lease for a copier with monthly payments of $113. The lease expires September 2011.

Lease expense for the year ended September 30, 2009 was $43,558.

Minimum annual rentals due under these operating leases are as follows for the year ending September 30:

2010	$ 42,528
2011	18,956

10. Advertising

Advertising costs are expensed as incurred. Total advertising costs for the year ended September 30, 2009 were $8,679.

Supplementary Information

Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission As of September 30, 2009

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2009

Total shareholders' equity	$ 121,886
Total capital	121,886
Deductions and/or charges	
Total nonallowable assets from the statement of financial condition:	
Equipment and improvements	15,717
Other assets	20,609
	36,326
Haircut on securities	947
Net Capital	$ 84,613
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 13,210
Accrued expenses	110,777
	$ 123,987
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of $50,000 or 6 2/3 percent of aggregate indebtedness)	$ 50,000
Capital in excess of Net Capital Requirement	$ 34,613
Ratio: Aggregate indebtedness to net capital	1.47

No material differences exist between the above computation and the net capital computation included in the FOCUS report prepared by the Company as of September 30, 2009.

BROCK, SCHECHTER & POLAKOFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

SEC Mail Processing Section
NOV 19 2009
Washington, DC
110

To the Board of Directors of Bodell Overcash Anderson & Co., Inc.
PO Box 1237
Jamestown, NY 14702-1237

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Procedures (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2009, which were agreed to by Bodell Overcash Anderson & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bodell Overcash Anderson & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bodell Overcash Anderson & Co., Inc.'s management is responsible for Bodell Overcash Anderson & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (cancelled check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (company's quarterly focus reports) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brock, Schechter + Polakoff LLP

November 11, 2009

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800. Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

SEC Mail Processing Section
NOV 19 2009
Washington, DC
110

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-015775 FINRA SEP
BODELL OVERCASH ANDERSON &
PO BOX 1237
JAMESTOWN NY 14702-1237

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debra Ekback (716) 484-7141

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,607.

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.)

1/4/09
Date Paid

C. Assessment balance due 1,457.

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 1,457.

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1,457.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bodell Overcash Anderson & Co.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the _____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept. 30, 2009
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 958,634.
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	3,375.
	Total additions	3,375.
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	318,848.
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	519.
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 642,642.
2e.	General Assessment @ .0025	$ 1,607.

(to page 1 but not less than $150 minimum)